Law Offices

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

12th Floor

734 15th Street, N.W.

Washington, D.C.  20005

Telephone (202) 347-0300

Facsimile (202) 347-2172

March 14, 2007

VIA EDGAR

Christian N. Windsor

Special Counsel

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	TD Banknorth Inc., The Toronto-Dominion Bank and Bonn Merger Co.
Schedule 13E-3
File No. 005-80597

TD Banknorth Inc.
Schedule 14A; Preliminary Proxy Materials
File No. 000-51179

Dear Mr. Windsor,

Attached for filing on behalf of TD Banknorth Inc., The Toronto-Dominion Bank and Bonn Merger Co. is Amendment No.3 to the Schedule 13E-3 filed by such parties on December 19, 2006 and amended on February 13, 2007 and March 6, 2007, which is being filed pursuant to the requirements of Regulation S-T.  Also attached for filing on behalf of TD Banknorth are revised preliminary proxy materials on Schedule 14A for the upcoming special meeting of stockholders of TD Banknorth, at which stockholders will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated as of November 19, 2006, among TD Banknorth, The Toronto-Dominion Bank and Bonn Merger Co.  The merger agreement provides, among other things, the terms and conditions under which The Toronto-Dominion Bank will acquire the outstanding shares of common stock of TD Banknorth that it does not own.

Amendment No. 3 to the Schedule 13E-3 and revised preliminary proxy materials reflect responses to the comments of the staff contained in a letter to Carol L. Mitchell, Senior Executive Vice President, General Counsel and Corporate Secretary of TD Banknorth, dated March 13, 2007.  For the staff’s convenience, each comment is repeated and addressed seriatim below.

Schedule 14A

Recommendations of the Special Committee and the TD Banknorth Board of Directors and Our Position as to the Fairness of the Merger, page 28.

1.                                      We reissue prior comment 3.  Please revise your discussion of each factor discussed to explain how the factor related to the finding of fairness.

The requested disclosure has been added on pages 29 through 33 of the proxy statement.

2.                                      Please expand your disclosure to provide a detailed discussion of going concern value or explain why no such analysis was performed.

The disclosure on page 31 of the proxy statement has been revised to reflect the special committee’s use of Sandler O’Neill’s analyses in assessing the going concern value of TD Banknorth, which analyses are disclosed as exhibits to the Schedule 13E-3 and are summarized on pages 34 through 44 of the proxy statement.

3.                                      We note that the special committee did not consider liquidation value because the committee believed that liquidation value would not capture “the value of TD Banknorth’s customer relationships, market positions and other franchises.” Please explain why, in the special committee’s opinion, the exclusion of these factors rendered liquidation value an inadequate measure while the inclusion of similar factors rendered net book value an inadequate measure.  In addition, please identify the “other things” that the special committee considered when determining that liquidation would be unlikely to deliver comparable value.

The disclosure on page 32 of the proxy statement has been revised in response to the Staff’s comments.

4.                                      Please expand your discussion of net book value to explain and quantify where appropriate the factors considered when determining the weight to assign to net book value.

The requested disclosure has been added to page 32 of the proxy statement.

5.                                      We note your response to prior comment number 5.  Please revise to state, or tell us where you disclose, why the special committee did not consider prices that could have been obtained in arms-length negotiations with third parties to be relevant to a determination of whether the price is fair.

The requested disclosure has been added to page 32 of the proxy statement.

The Board of Directors, page 33.

6.                                      We note your response to prior comment 6.  Please revise your disclosure to make corresponding disclosure for the class B directors.  In addition, please provide an analysis addressing why approval of the entire board is not required for the transaction.

The requested disclosure has been added on page 34 of the proxy statement. In addition, the disclosure on page 34 has been revised to clarify that the merger agreement was approved by the entire board of directors.

*          *          *

TD Banknorth Inc., The Toronto-Dominion Bank and Bonn Merger Co. acknowledge that:

•                                          the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                                          the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be greatly appreciated if the staff would review the enclosed Amendment No.2 to the Schedule 13E-3 and revised preliminary proxy materials as soon as practicable so that TD Banknorth can commence its solicitation of proxies for its special meeting of stockholders in a timely manner.

If you have any questions or comments on the enclosed materials, please contact the undersigned or Kenneth B. Tabach of this office, special counsel to TD Banknorth, at (202) 347-0300.

On behalf of ourselves and our colleagues at Wachtell, Lipton, Rosen & Katz, special counsel to the Special Committee of the Board of Directors of TD Banknorth, and Simpson Thacher & Bartlett LLP, special counsel to The Toronto-Dominion Bank, we thank the staff for its cooperation.

Very truly yours,

/s/ Gerard L. Hawkins

Gerard L. Hawkins

cc:	Timothy Geishecker
Michael Pressman

The special committee met again on November 13, 2006. At this meeting, representatives of Sandler O’Neill discussed with the special committee the persistence of TD Banknorth’s share price range and declining earnings estimates and analyst perspectives on the TD Banknorth common stock. Sandler O’Neill also presented its analysis of comparable transactions and discounted cash flow based on updated earnings estimates and TD Banknorth’s October 2006 internal budget. The committee discussed a number of factors, including TD Banknorth’s declining earnings outlook; anticipated management retirements; the views of the special committee, management and Sandler O’Neill of TD Banknorth’s stock price; the multiples and premiums received by target companies in comparable precedent transactions; and the pro forma impact on The Toronto-Dominion Bank’s earnings of a going-private transaction at various consideration levels.

On November 15, 2006, Mr. Condron and Mr. Clark met, and Mr. Condron indicated that, despite the weakening earnings performance and outlook of TD Banknorth, he believed that other financial metrics and analyses continued to suggest that a price higher than $31 per share was appropriate, and that he felt that a good case could be made for a valuation of $34 per share. Mr. Clark indicated that The Toronto-Dominion Bank did not intend to pay more than $32 per share, and Mr. Condron indicated that at that price the special committee would not agree to proceed. Following further discussion, Mr. Condron and Mr. Clark agreed to recommend that The Toronto-Dominion Bank and TD Banknorth proceed with a going-private transaction at a price of $32.33 per share in cash notwithstanding that Mr. Condron preferred a higher price and believed it could be supported and Mr. Clark preferred a lower price and believed it could be supported. On the same day, the special committee met and authorized Wachtell, Lipton to provide a draft merger agreement to counsel for The Toronto-Dominion Bank and begin preliminary negotiations with respect to that agreement. Later on November 15, 2006, Wachtell, Lipton sent Simpson Thacher & Bartlett LLP, counsel to The Toronto-Dominion Bank, a draft merger agreement, and between November 16, 2006 and November 19, 2006, Wachtell, Lipton, Simpson Thacher and the parties negotiated the terms of the merger agreement.

The Toronto-Dominion Bank discussed on a confidential basis with TD Banknorth’s next two largest stockholders the possibility that these stockholders would agree to vote their shares in favor of a going-private transaction at a price of $32.33 per share.  The discussions centered on the merits of the transaction and the terms of a voting agreement proposed by The Toronto-Dominion Bank. As a result of these discussions and confirmation by The Toronto-Dominion Bank of the terms ultimately approved by the special committee and the board of directors of TD Banknorth on November 19, 2006, Private Capital Management with whom Mr. Clark had, from time to time following The Toronto-Dominion Bank’s initial acquisition of 51% of the outstanding common stock of TD Banknorth, discussed TD Banknorth’s strategic alternatives, agreed to execute a voting agreement with The Toronto-Dominion Bank supporting the transaction and Ariel Capital Management, LLC agreed that it would permit The Toronto-Dominion Bank to state publicly that Ariel supported the transaction. The voting agreement with Private Capital Management is described below under the heading “The Voting Agreement,” beginning on page 87.

In the morning of November 18, 2006, the special committee met to discuss the proposed transaction, and received a presentation from Sandler O’Neill including financial analyses of the proposed transaction. At this meeting, Sandler O’Neill also delivered its oral opinion, subsequently confirmed in writing, that the proposed consideration was fair, from a financial point of view, to the holders of TD Banknorth common stock other than The Toronto-Dominion Bank and its affiliates. The special committee also reviewed the terms of the proposed merger agreement and received advice on its legal duties from Wachtell, Lipton. After discussing the proposed price and the terms of the merger agreement, the special committee unanimously determined to formally issue an invitation to The Toronto-Dominion Bank to submit a proposal on the basis of a $32.33 per share cash price and to adopt a report of the special committee to the TD Banknorth board of directors recommending that the board of directors adopt and approve the proposed merger agreement. Following this meeting, Mr. Condron telephoned Mr. Clark and issued the

In the course of reaching its determination, the special committee considered a number of factors, including the following:

•  the special committee’s understanding of TD Banknorth and its business, financial performance, results of operations and future prospects;

•  the special committee’s understanding of current trends in the financial services industry, including a trend toward consolidation of regional banks, increasing competition for loans and deposits and an increasingly difficult operating environment due to, among other things, pressure on net interest income due to an inverted yield curve in U.S. interest rates, a slowing housing sector and increasing concerns about adverse developments in credit quality, all of which related to the special committee’s determination as to fairness because they supported its view that TD Banknorth faced external challenges in maintaining and growing earnings and accordingly that the value certainty of a going-private transaction would be beneficial to TD Banknorth’s stockholders at this time;

•  the recent trends in the earnings outlook at TD Banknorth, which indicated expected earnings that were lower than previous guidance, as well as earnings trends in the retail banking market generally, which trends related to the special committee’s fairness determination because the committee believed that such earnings trends could continue and if so were likely to have a further negative effect on the fundamental value of TD Banknorth common stock;

•       the historical market price performance of TD Banknorth’s common stock, as discussed below in more detail, which the special committee believed on the whole supported its conclusion that the price offered by The Toronto-Dominion Bank was fair as there was a risk that the deterioration of earnings expectations were not yet fully reflected in the value of the stock;

•       the existing relationship with The Toronto-Dominion Bank, including its ownership position in TD Banknorth and the relevant governance arrangements, including the terms of TD Banknorth’s certificate of incorporation and bylaws and of the stockholders agreement, and the fact that The Toronto-Dominion Bank currently has the right to designate a majority of the board of directors and could control the outcome of most matters submitted to a vote of TD Banknorth’s stockholders, which related to the special committee’s fairness determination because the special committee believed that it would be impractical to obtain alternative offers from third parties to acquire TD Banknorth and because the special committee’s negotiating leverage with The Toronto-Dominion Bank was not likely to increase in the future as certain restrictions on the manner in which a going-private transaction could be proposed under the stockholders agreement lapsed with the passage of time;

•       the special committee’s understanding of TD Banknorth’s acquisition strategy and its ability to continue to execute that strategy given current and reasonably expected circumstances, including TD Banknorth’s share trading range, the availability and likely price of acquisition candidates, the likely financing of future acquisitions and restrictions on permitted ownership levels of The Toronto-Dominion Bank in TD Banknorth stock under the stockholders agreement, which related to the special committee’s fairness determination because difficulty in growing by acquisitions would further pressure TD Banknorth’s ability to grow revenues and earnings and potentially lead to stagnant or weak stock price performance;

•       the fact that the public stockholders of TD Banknorth after the merger is completed would no longer be equity holders in the company and therefore would no longer participate financially in the potential risks (which the special committee considered as a positive factor in its fairness determination) or potential benefits (which the special committee considered as an adverse factor in its fairness determination) associated with TD Banknorth’s stock and TD Banknorth’s continued ability to execute on its business plans;

•       the financial analyses and information provided by the special committee’s financial advisor, Sandler O’Neill, which included analyses based on TD Banknorth’s GAAP earnings, GAAP earnings excluding amortization expense relating to the original acquisition by The Toronto-

Dominion Bank of a majority interest in TD Banknorth and cash operating earnings, and the results of its due diligence investigations, including discussions with management of TD Banknorth regarding its financial performance and outlook, which the special committee believed on the whole supported its conclusion that the price offered by The Toronto-Dominion Bank was fair;

•       the opinion of Sandler O’Neill that, as of November 18, 2006, the merger consideration was fair to the stockholders of TD Banknorth, other than The Toronto-Dominion Bank and its affiliates, from a financial point of view, which the special committee believed supported its conclusion that the price offered by The Toronto-Dominion Bank was fair;

•       the proposed financial and other terms of the merger, including the terms and conditions of the proposed merger agreement, which contained conditions to completion of the merger that the special committee, after consulting with its legal counsel, considered to be reasonable, customary and reasonably likely to be satisfied in a timely manner;

•       the fact that the consideration to be paid to TD Banknorth stockholders is all cash and there is no financing contingency to the merger, and the likelihood that The Toronto-Dominion Bank has the financial and capital resources to complete the merger without undue delay, which related to the special committee’s fairness determination because in the special committee’s view it increased the certainty of value offered to TD Banknorth’s stockholders;

•       the likelihood, considering the terms of the merger agreement, the financial and capital resources of The Toronto-Dominion Bank and The Toronto-Dominion Bank’s desire to complete the merger, that the merger would be completed, and completed in a prompt timeframe, which related to the special committee’s fairness determination because in the special committee’s view it increased the certainty of value and time value of the consideration offered to TD Banknorth’s stockholders;

•       the special committee’s understanding that The Toronto-Dominion Bank was not interested in selling its shares to a third party, which related to the special committee’s fairness determination because the special committee believed that it would be impractical to obtain offers from third parties to acquire TD Banknorth;

•       the fact that receipt of the merger consideration will be taxable to TD Banknorth stockholders for United States federal income tax purposes, which the special committee considered as an adverse factor in relation to fairness but determined was outweighed by the factors supporting fairness; and

•       the special committee’s understanding that certain members of TD Banknorth management would execute waiver letters in which they would agree that the transactions contemplated by the merger agreement and certain other changes attributable to the merger will not constitute either “good reason” or a “change in control” for purposes of their respective employment and retention agreements, as well as the other matters described under “—Interests of Directors and Executive Officers of TD Banknorth in the Merger” beginning on page 58.

The special committee also considered the following factors relating to the procedural safeguards that the special committee believes were and are present to ensure the fairness of the merger and to permit the special committee to represent TD Banknorth’s unaffiliated stockholders, which the special committee believes support its decision and provide assurance as to the procedural fairness of the merger to TD Banknorth’s stockholders other than The Toronto-Dominion Bank and its affiliates:

•       that the special committee consists solely of directors who are not officers, employees or controlling stockholders of The Toronto-Dominion Bank or TD Banknorth, are not otherwise affiliated with The Toronto-Dominion Bank and are all independent of TD Banknorth management;

•       that the members of the special committee will be adequately compensated for their services and that their compensation is in no way contingent on their inviting The Toronto-Dominion Bank to propose a going-private transaction or approving the merger agreement;

•       that the special committee received the advice of financial advisors and legal counsel who represented that they are, and whom the special committee determined to be, independent of The Toronto-Dominion Bank and TD Banknorth management;

•       the terms of the stockholders agreement and other governance documents of TD Banknorth, including the current requirement that any proposal for a going-private transaction can be made only at the invitation of the special committee and that any going-private transaction would need to be approved by the special committee as well as by the holders of a majority of all outstanding shares of TD Banknorth common stock not owned by The Toronto-Dominion Bank and its affiliates;

•       that the special committee considered the possibility of a going-private transaction over an extended period of approximately six months, and had, together with its financial advisor, full access as needed to TD Banknorth’s management;

•       that the special committee and its independent advisors negotiated on an arm’s-length basis with The Toronto-Dominion Bank and its representatives;

•       the authority given to the special committee under the stockholders agreement and the resolutions establishing the committee, including the authority to determine whether or not to proceed with a going-private transaction, and that the members of the special committee were aware that they were under no obligation to recommend any transaction; and

•       that stockholders who do not vote in favor of the merger agreement and who comply with certain procedural requirements would be entitled, upon completion of the merger, to exercise statutory appraisal rights under Delaware law, which allows stockholders to have the fair value of their shares determined by the Delaware Chancery Court and paid to them in cash.

In analyzing the transaction relative to the going concern value of TD Banknorth, the special committee took into account the current stock price of the TD Banknorth common stock prior to the announcement of the merger, which was $30.35 per share on November 17, 2006, the last full trading day prior to the announcement of the merger, and which had traded within the range of $27.95 to $31.40 during calendar year 2006. The special committee considered the relative stability of TD Banknorth’s stock price during calendar year 2006, despite multiple reductions in earnings estimates; this factored into the special committee’s fairness determination as the special committee believed there was a risk that the share price was unlikely to continue to remain relatively stable as earnings expectations deteriorated. The special committee also considered the analyses and methodologies used by Sandler O’Neill to evaluate the value of TD Banknorth, which included an analysis of TD Banknorth’s historical stock price and a comparable companies analysis, a comparable transactions analysis and a discounted cash flow analysis based on projected cash operating earnings. See “—Opinion of Sandler O’Neill” beginning on page 34. The special committee considered the historical market prices of TD Banknorth common stock, which had not closed above $32.35 per share since March 1, 2005, the date on which The Toronto-Dominion Bank completed its acquisition of a 51% interest in TD Banknorth, and considered in particular the fact that, based on analyst consensus estimates of 2007 cash operating earnings per share of $2.14, the TD Banknorth common stock was trading at a 14.2x multiple, which was the highest that such multiple had been during the preceding three years. The special committee considered the current and historical stock prices of TD Banknorth and the analyses performed by Sandler O’Neill, including the discounted cash flow analysis, which indicated an imputed range of values of $21.13 to $31.32 per share, and analyses based on multiples in comparable transactions and of comparable publicly traded companies, in assessing TD Banknorth’s going-concern value because these were analyses that are inherently relevant to a continuously operating business rather than a sale of assets or a liquidation. The special committee adopted the analyses and opinion of Sandler O’Neill in assessing the going concern value of TD Banknorth and in reaching its determination as to the fairness of the transactions contemplated by the merger agreement.

In the course of reaching its decision to recommend to TD Banknorth’s board of directors that the board approve and adopt the merger agreement and that the merger agreement be submitted to the stockholders of TD Banknorth for approval, the special committee did not consider the liquidation value of TD Banknorth’s assets because it considered TD Banknorth to be a viable going concern business and because it believed that a liquidation of the assets of TD Banknorth would be highly unlikely to deliver comparable value to TD Banknorth stockholders, because it would not capture the value of TD Banknorth’s customer relationships, market position and other franchises. Sandler O’Neill’s analysis also did not include an independent analysis of the liquidation value of TD Banknorth. The special committee did consider the tangible book value of TD Banknorth, which is an accounting concept often used by banks. The special committee considered the relationship between the $32.33 per share cash consideration to be paid in the merger and the reported per share tangible book value of TD Banknorth of approximately $7.84 per share as of September 30, 2006. The special committee noted that the merger consideration represented a ratio of merger consideration to tangible book value of approximately 412%, which compared favorably to the median ratio of merger consideration to tangible book value of selected precedent transactions since January 1, 2004 of 378% and supported the fairness of the transaction. The special committee considered the net book value of TD Banknorth, which was $36.21 per share as of September 30, 2006, to be of limited relevance to its determination as to fairness, in part because the purchase accounting treatment of The Toronto-Dominion Bank’s 2005 acquisition of a majority of TD Banknorth’s common stock led to a large increase in the amount of goodwill on TD Banknorth’s balance sheet, which the special committee did not believe to be meaningful in the context of considering the value offered in the merger proposal because it represented goodwill related to acquiring a business and, although purchase accounting was required to be used in connection with this transaction, TD Banknorth, as opposed to The Toronto Dominion Bank, had not in fact acquired any business in that transaction that would give the goodwill, and the corresponding additions to book value, economic substance. In considering what weight to assign to TD Banknorth’s net book value including the goodwill caused by the acquisition of a majority interest in TD Banknorth by The Toronto-Dominion Bank, the special committee considered the analyses and advice of its financial advisor, the fact that TD Banknorth management reports and forecasts, and a number of analysts estimates, analyzed TD Banknorth’s earnings on a cash operating basis excluding the effect of this goodwill, and its perception, after considering the analyses of its financial advisor, that investors appear to value TD Banknorth’s common stock using financial measures that exclude the impact of this goodwill. The special committee did not attempt to rank, quantify or make specific assessments of the factors that it considered in evaluating the relevance of TD Banknorth’s net book value, but considered all of these factors and ultimately determined to assign relatively little weight to net book value.

The special committee was not aware of any offers received during the past two years to acquire all or a substantial part of TD Banknorth by merger, asset sale, acquisition of a controlling block of securities or otherwise, other than The Toronto-Dominion Bank’s initial acquisition of a majority interest in TD Banknorth on March 1, 2005. Because The Toronto-Dominion Bank owns a majority of TD Banknorth’s common stock and had indicated that it did not intend to consider an alternative transaction involving a sale of its investment in TD Banknorth, the special committee believed it would not be productive to actively seek to solicit any such alternative transaction. The special committtee believed, however, that the valuation methods included in the analyses of Sandler O’Neill, including discounted cash flow and comparable transaction analyses, represented a reasonable means of determining the valuation of TD Banknorth in an alternative transaction and the fairness of the merger consideration to TD Banknorth’s unaffiliated stockholders, and expressly adopted such analyses. The special committee considered the price paid by The Toronto-Dominion Bank in its initial acquisition of a majority interest in TD Banknorth common stock, and the prices paid by The Toronto-Dominion Bank for shares of common stock following that acquisition, and also considered the different circumstances in which those transactions were completed. As described in more detail below under “Transactions in TD Banknorth Common Stock by Certain Persons—The Toronto-Dominion Bank and Bonn Merger Co.,” following its acquisition of a 51% interest in TD Banknorth, The Toronto-Dominion Bank (1) purchased shares of the TD Banknorth common stock in open market transactions, (2) purchased shares in a negotiated transaction in connection with TD Banknorth’s acquisition of Hudson United Bancorp at a price of $31.79 per share and (3) agreed on April 13, 2006 to purchase shares in a negotiated transaction in connection with TD Banknorth’s acquisition of Interchange Financial Services Corporation, at a price of $31.17 per share, which shares were purchased at the closing of that transaction on January 1, 2007. The special committee considered that the prices paid by The Toronto-Dominion Bank in connection with the Hudson United and Interchange transactions were based on negotiated premiums to the market prices at the time of those transactions, and noted that the proposed consideration to be paid in the merger was greater than the prices paid in those transactions, which it believed supported the fairness of the merger consideration. Because of the control premium associated with The Toronto-Dominion Bank’s initial acquisition of a 51% interest in TD Banknorth, and the negative developments with respect to TD Banknorth’s operating performance and earnings estimates since the completion of that transaction, the special committee did not consider that the consideration paid in that initial acquisition was relevant to the fairness of the proposed merger.

The foregoing discussion addresses the material information and factors considered by the special committee in its consideration of the merger. In view of the number and variety of factors, the amount of information considered and the complexity of these matters, the special committee did not find it practicable to, and did not attempt to, rank, quantify, or make specific assessments of the specific factors considered in reaching its determination. The special committee considered these factors together as a group in reaching its determination as to the fairness of the merger, and did not attempt to assign any relative weight to any particular factor. In addition, individual members of the special committee may have given different weights to different factors. The special committee conducted extensive discussions of, among other things, the factors described above, including asking questions of TD Banknorth’s management and the special committee’s financial and legal advisors. The special committee considered the factors described above as a whole, and overall considered them to be favorable to, and to support, its determination that the merger is fair to and in the best interests of TD Banknorth and its unaffiliated stockholders.

The Board of Directors.   TD Banknorth’s board of directors consists of eighteen directors, fourteen of whom are Class A directors elected by all holders of common stock of TD Banknorth (including The Toronto-Dominion Bank) and four of whom are Class B directors elected by The Toronto-Dominion Bank as the holder of the share of TD Banknorth’s Class B common stock. On November 18 and 19, the Class A directors met to consider the report and recommendation of the special committee, and on November 19, 2006, the entire board of directors met to consider that report and recommendation and to determine whether or not to adopt the merger agreement. On the basis of the special committee’s recommendation and the other factors described below, the board of directors unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of TD Banknorth and its unaffiliated stockholders and recommended that TD Banknorth’s stockholders vote to approve and adopt the merger agreement.

In determining that the merger agreement is fair to and in the best interests of TD Banknorth and its unaffiliated stockholders, the Class A directors considered a number of factors, including the following factors:

•       the report of the special committee, including the unanimous recommendation of the special committee in favor of the merger agreement;

•       the opinion of Sandler O’Neill that, as of November 19, 2006, the merger consideration was fair to the stockholders of TD Banknorth, other than The Toronto-Dominion Bank and its affiliates, from a financial point of view;

•       the financial presentation of Sandler O’Neill in connection with its opinion, which was delivered to the board of directors at the request of the special committee;

•       the fact that the merger consideration and other terms of the merger agreement resulted from negotiations between the special committee and The Toronto-Dominion Bank; and

•       the factors considered by the special committee, including the potential benefits of the merger agreement, the potential risks of the merger agreement, the process undertaken by the special committee, the requirement that the merger be approved by the special committee and a majority of the unaffiliated stockholders, the current and historical market prices of TD Banknorth common stock, the tangible book value of TD Banknorth and the board’s belief that the members of the special committee and their financial and legal advisors were independent from The Toronto-Dominion Bank and TD Banknorth management.

In considering the foregoing factors, which constitute all of the material factors considered by the Class A directors, the Class A directors adopted the conclusion and analyses of the special committee that the proposed merger was substantively fair from a financial point of view and also adopted the analyses and opinion of Sandler O’Neill in reaching its determination as to the fairness of the transactions contemplated by the merger agreement. The Class A directors also expressly determined that the proposed merger was fair to TD Banknorth’s unaffiliated stockholders from a procedural point of view because:

•  all aspects of this transaction, including the negotiation of its terms, were handled by the special committee, which is comprised of four directors of TD Banknorth who are not affiliated with The Toronto-Dominion Bank or officers or employees of TD Banknorth; and

•  the merger is conditioned on the approval of a majority of the outstanding shares of TD Banknorth common stock not owned by The Toronto-Dominion Bank or its affiliates.

The vote of the Class B directors was required to formally adopt the merger agreement and otherwise to take formal action in connection with the merger under our certificate of incorporation and the stockholders agreement because they required approval by both a majority of all members of the board of directors, and a majority of the Class B directors present at the meeting. After joining the meeting, the Class B directors voted to approve the merger agreement solely on the basis of the recommendation of the special committee and accordingly, in connection with taking such action, adopted the conclusion and analyses of the special committee that the proposed merger was substantially fair from a financial point of view and was procedurally fair and also adopted the analyses and opinion of Sandler O’Neill.

The foregoing discussion addresses the material information and factors considered by the board of directors of TD Banknorth in its consideration of the merger. In view of the number and variety of factors, the amount of information considered and the complexity of these matters, the board of directors did not find it practicable to, and did not attempt to, rank, quantify, make specific assessments of or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the board of directors may have given different weights to different factors. The board of directors considered the factors described above as a whole, and overall considered them to be favorable to, and to support, its determination that the merger was fair to and in the best interests of TD Banknorth and its unaffiliated stockholders.

Our board of directors unanimously recommends that you vote “FOR” approval and adoption of the merger agreement.

Opinion of Sandler O’Neill

By letter dated July 18, 2006, the special committee of designated independent directors of the board of directors of TD Banknorth retained Sandler O’Neill to act as its financial advisor in connection with a potential going-private transaction. Sandler O’Neill is a nationally-recognized investment banking firm whose principal business specialty is advising financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. After interviewing several potential financial advisors, the special committee selected Sandler O’Neill based on Sandler O’Neill’s experience, reputation and familiarity with the valuation of financial institutions, as well as the special committee’s belief that Sandler O’Neill is independent of The Toronto-Dominion Bank and TD Banknorth’s management.

stockholders for their approval, which recommendation was a prerequisite to the execution of the merger agreement, the mailing of this proxy statement to stockholders and the completion of the merger. The portion of the transaction fee already paid includes a fee of $2.5 million paid to Sandler O’Neill for rendering its opinion. TD Banknorth also has agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement, including the reasonable fees and disbursements of its legal counsel, and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Pursuant to the engagement letter dated July 18, 2006, the opinion of Sandler O’Neill is directed to the special committee in connection with its consideration of the merger. At the request of the special committee, Sandler O’Neill’s opinion also was provided to the board of directors of TD Banknorth in connection with its consideration of the merger.

Sandler O’Neill has in the past served as financial advisor to four companies acquired by TD Banknorth or its predecessors (including serving as financial advisor to Banknorth Group Inc. of Vermont when it was acquired by Peoples Heritage Bank, which became Banknorth Group in 2000), participated in an underwriting syndicate for one public offering of common stock by an affiliate of The Toronto-Dominion Bank and served as co-manager for one public offering of preferred stock by TD Banknorth. Sandler O’Neill received customary fees for each of these services, none of which occurred within the last two years. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to TD Banknorth and The Toronto-Dominion Bank and their affiliates, and has done so within the past two years. Sandler O’Neill may also actively trade the debt or equity securities of TD Banknorth and/or The Toronto-Dominion Bank or their affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

The Toronto-Dominion Bank’s Purpose and Reasons for the Merger

The Toronto-Dominion Bank’s purpose for engaging in the merger is to increase its ownership of TD Banknorth common stock from its current position of approximately 59.8% of the outstanding shares to 100%. Upon completion of the merger, TD Banknorth would become a wholly-owned subsidiary of The Toronto-Dominion Bank.

The Toronto-Dominion Bank views the proposed acquisition of 100% of TD Banknorth as part of and consistent with its long-term U.S. growth strategy and contemplated it as a possibility at the time of its initial acquisition of a majority interest in TD Banknorth in March 2005. Due to the challenging operating environment in the U.S. banking sector and its possible continuing adverse impact on TD Banknorth’s earnings, The Toronto-Dominion Bank believes that a stronger focus on TD Banknorth’s organic growth and expense management will be required, which The Toronto-Dominion Bank believes will be easier to achieve with 100% ownership. The Toronto-Dominion Bank believes that a 100% ownership structure will provide greater operating flexibility and eliminate the constraints, including some regulatory requirements and other considerations of a public company, as well as certain costs associated with the operation of The Toronto-Dominion Bank and TD Banknorth as separate companies with independent stockholder bases. The Toronto-Dominion Bank also believes that, although it expects to continue to evaluate and, where appropriate, pursue merger and acquisition opportunities involving TD Banknorth, the availability of TD Banknorth common stock for use as consideration in future add-on acquisitions, which was a rationale of the structure of the initial acquisition, is no longer as important given the challenging operating environment in the United States and the competition for appealing acquisition targets, as well as the relative trading values of the TD Banknorth common stock compared to The Toronto-Dominion Bank’s publicly-traded common shares. Finally, the acquisition of the remaining interests in TD Banknorth will